UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. )

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☐ Preliminary Proxy Statement
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☒ Soliciting Material under §240.14a-12

Touchstone Tax-Free Trust
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Filed by Touchstone Tax-Free Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934.

Subject Company:  Touchstone Tax-Free Money Market Fund, a series of Touchstone Tax-Free Trust.

Subject Company Commission File No. 811-03174

TOUCHSTONE INVESTMENT TRUST

TOUCHSTONE TAX-FREE TRUST

303 Broadway, Suite 1100

Cincinnati, Ohio 45202

May 11, 2015

Dear Shareholder:

We are writing to you about an important matter concerning your investment in the Touchstone Money Market Fund and/or the Touchstone Tax-Free Money Market Fund.

Our records indicate that you have not yet voted your shares for the proposal put forth in the mailing that you already received.

YOUR VOTE IS EXTREMELY IMPORTANT. PLEASE CAST YOUR VOTE AT YOUR EARLIEST CONVENIENCE.

The Board of Trustees recommends you vote FOR the proposal.

You can vote online or by telephone, please see instructions below.  To provide sufficient time to respond, we have extended the voting deadline to May, 22 2015.

Voting Options:

Vote by Internet — Visit the website provided on the card and enter the control number that appears in the box on the card. Follow the on-screen prompts to submit your vote.

Vote by Touch-Tone Phone — Call the toll free touch-tone phone number listed on your card. Be sure to have your card with the control number available when you call. Follow the touch-tone prompts to vote.

Vote by Live Proxy Specialist — Dial 1-855-976-3324, Monday — Friday, between the hours of 9:30 A.M. to 10:00 P.M. to speak with a live proxy specialist.

If you have any questions regarding the enclosed proxy card or need assistance in voting, please contact our proxy Administrator, Broadridge Financial Solutions, Inc., at 1-855-976-3324.

Thank you in advance for your timely consideration of this matter.

Sincerely,

Touchstone Investments